

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2021

Thomas Dempsey
Chief Executive Officer
Saddlebrook Resorts, Inc.
5700 Saddlebrook Way
Wesley Chapel, FL 33543

> **Re: Saddlebrook Resorts, Inc.**
> **Form 10-K for the year ended December 31, 2020**
> **Filed April 28, 2021**
> **File No. 002-65481**

Dear Mr. Dempsey:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction